Exhibit 17.3

(Received by Electronic Mail)

From: larry fox
To: Gary Hokkanen
Sent: Saturday, June 23, 2001 7:43 PM
Subject: resignation

June 21, 2001

To the Board of Directors of Wireless Ventures, Inc.

This letter is to inform you of my resignation from the Board of Directors of Wireless Ventures, Inc. effective immediately.



Sincerely,

Lawrence Fox